UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

February 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F     X      Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for news releases dated February 25, 2005

DESCRIPTION:

QUEENSTAKE APPOINTS CHIEF FINANCIAL OFFICER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  February 24, 2005

By

                             “John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.

Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.

Date of Material Change

February 24, 2005

3.

News Release

The date and place(s) of issuance of the news release are as follows:

February 24, 2005

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.

Summary of Material Change(s)

Queenstake Resources Ltd. (the “Company”) announces that Eric H. Edwards has accepted the position of Vice President Finance and Chief Financial Officer.

5.

Full Description of Material Change

Queenstake Resources Ltd. announces that Eric H. Edwards has accepted the position of Vice President Finance and Chief Financial Officer.  Eric has more than 25 years experience in gold mining as a financial executive with Kinross Gold Corporation, Viceroy Resources Corporation, Ivanhoe Mines Ltd and TVX Gold Inc.  Eric also has specific experience at Jerritt Canyon, where he worked as Operations Controller twelve years ago.  His experience ranges from financial leadership of prominent public companies to management of mine site controllers, operations analysis and audit and accounting issues.

Eric has hands on experience with Canadian and U.S. compliance and reporting, treasury responsibility and tax and risk management functions.  While with Ivanhoe Mines as Chief Financial Officer, Eric was instrumental in completing Ivanhoe’s IPO and debt financing to raise more than $350 million.  He is a graduate of the University Of Utah Graduate School Of Business with a Masters of Business Administration.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John F. (Jack) Engele, Chief Financial Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 111)

9.

Date of Report

DATED at Denver, Colorado, this 24th day of February, 2005.